Oxygen Biotherapeutics

Employing O_2. Preserving Life.

Investor Presentation - June 2013
Oxygen Biotherapeutics, Inc. (NASDAQ:OXBT)
Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-187466
June 28, 2013

Oxygen Biotherapeutics®
Employing O2. Preserving Life.

Legal Disclaimer
 This Presentation contains forward looking statements which reflect the Company’s plans, goals and expectations as of this date. All statements other than statements of historical facts which address the Company’s expectations on such matters as sources of capital, the Company’s plans for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward looking information made on the Company’s behalf. Actual results may differ materially from the expectations expressed in the forward-looking statements. There can be no assurance that those plans, goals or expectations will be realized. Additional information concerning these and other risk factors affecting Oxygen Biotherapeutics, Inc.'s business can be found in the company's public periodic filings with the Securities and Exchange Commission, which are available via www.oxybiomed.com. Oxygen Biotherapeutics, Inc. disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of
 1995. This presentation is not an offer or a solicitation of an offer to buy any securities in the
 Company.
NASDAQ:OXBT

Free Writing Prospectus Statement
 The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
 EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated June 27, 2013, is available on the SEC Web site at:
 http://www.sec.gov/Archives/edgar/data/34956/000135448813003663/oxbt_s1a.htm
 Alternatively, the issuer, any placement agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-919-855-2120.
NASDAQ:OXBT

Oxygen Biotherapeutics®
Employing O_2. Preserving Life.

Oxycyte® & U.S. Military Development

 ▪ Joint Development with Aurum Biosciences
 for Diagnostic for Stroke
 ▪ IV Product: Oxycyte® in clinical
 development for traumatic brain injury and
 preclinical development for stroke
 ▪ Dermacyte®, Topical Cosmetic Production
 outlicensed to Valor Cosmetics which is
 currently marketed
Oxygen Biotherapeutics, Inc. is currently developing Oxycyte®, a systemic perfluorocarbon-based emulsion, that we believe is a safe and effective oxygen carrier for use in several indications.
 ▪ Phase IIb in Traumatic Brain Injury (TBI) ongoing
 ▪ European and Israeli Sites open for Enrollment
 ▪ US Navy Development Relationship
NASDAQ:OXBT
About the Company
Corporate Highlights include:

Oxygen Biotherapeutics
Employing O2. Preserving Life.

Individual units are wedge-shaped (cross-section of head greater than that of side chain)
Micelle

RBC
PFC Emulsion Particles

Micelle = 200nm
RBC = 7000nm
NASDAQ:OXBT
OXBT Platform Technology Perfluorocarbons (PFCSs)
Unique Properties:
 ▪ Carry 4x more O2 than red blood cells (RBCs)
 ▪ 2x faster than hemoglobin in off-loading O2
 ▪ 20x higher O2 solubility than water
 ▪ Metabolically inert
 ▪ Forms stable emulsions 35x-45x smaller than RBCs

Oxygen Biotherapeutics
Employing O_2. Preserving Life.

Contains ~60% (w/v) pure FtBu

Lead Product Candidate: Oxycyte® PFC Emulsion
Oxycyte®
Composition	▪ FtBu-based oil-in-water PFC emulsion.
Delivery	▪ Intravenously, 3mL/kg body weight (~ 9 oz. for average weight person)
Compatibility	▪ All blood types (no biological components)
Shelf Life	▪ Extended shelf life (metabolically inert)
Mechanism of Action
Healthy Tissue	Injured Tissue & Oxycyte®

Red blood cells travel through capillaries, delivering constant supply of oxygen
Swelling blocks transport of red blood cells and impedes oxygen delivery to tissue
PFC particles from Oxycyte® transport oxygen without the need for erythrocytes and hemoglobin to perfuse and oxygenate tissue where capillaries are narrowed.
FtBu
Oxycyte® PFC
Emulsion

Oxygen Biotherapeutics
Employing O_2. Preserving Life.

Market Opportunities & Indications
Market Opportunities:
Traumatic Brain Injury (TBI)
▪ $1.25 billion spent annually on TBI patients in the U.S.
Decompression Sickness
▪ Impacts 1,000 U.S. scuba divers each year; Recent U.S. Navy numbers are not available but the indication is important to Navy researchers funding the Company’s studies
OXBT’s platform technology addresses the high demand for effective treatments in multiple markets
NASDAQ:OXBT
Indications Developed in Partnerships or Out-licensed:
Stroke
▪According to the American Heart Association the cost of treating strokes in the U.S. was $72 billion in 2010 and is projected to increase to $183 billion by 2030
MRI Scanning Diagnostics
▪ Global MRI systems market estimated at $4.2 billion in 2011 and is forecast to reach a total of $6 billion by the year 2018 according to GBI Research
Cosmetics
▪Anti-aging cosmetics is estimated to reach a $9.9 billion market by 2016 in the U.S. according to Mintel

Oxygen Biotherapeutics
Employing O2. Preserving Life.

Market Opportunity: Traumatic Brain Injury (TBI)
A primary concern following a TBI event is ensuring that a sufficient supply of oxygen is delivered as soon as possible to the brain and the rest of the body
NASDAQ:OXBT
▪ CDC estimates that 1.7M Americans sustain TBI each year
▪ 33% of all injury related deaths are due to TBI in the United States (1) and it’s the leading cause of death and disability in children and young adults
▪ An estimated 5.3 million people are living with a permanent TBI-related disability
▪ 75% of all US military casualties of the Iraq wars are caused by explosive weaponry resulting in TBIs and blast-induced neurotrauma, according to the US military
▪ Est. $1.25 Billion spent annually on TBI patients in the U.S. (1)
▪ Currently, no drug is approved to directly treat any phase of TBI or the associated medical complications. (1) SOP is to stabilize patient to ready him/her for surgery

Market Opportunity: Traumatic Brain Injury (TBI)
A primary concern following a TBI event is ensuring that a sufficient supply of oxygen is delivered as soon as possible to the brain and the rest of the body
NASDAQ:OXBT
▪ Following TBI, lower brain oxygenation levels are associated with increased morbidity and mortality.
▪ Current treatments involve administration of O2 through the lungs, but nothing is available to improve O2 delivery to the brain.
▪ Oxycyte® delivers O2 to ischemic tissue without the aid of RBCs
▪ Oxycyte® circulates through plasma to perfuse O2-deprived regions not accessible to RBCs due to damaged capillaries.
▪ Only intervention focused on reducing brain damage

Oxygen Biotherapeutics®
Employing O_2. Preserving Life.

Oxycyte®: Phase IIb TBI Trials
Phase II-b study to evaluate the Safety and Tolerability of Oxycyte® in Patients with Severe Non-Penetrating
Traumatic Brain Injury (STOP-TBI)
Primary Endpoints of Study
Safety	Efficacy
▪ Measured by the incidence and severity of adverse events and/or significant adverse events. Study will measure: — Thrombocytopenia — Nosocomial Infection — Incidence of Re-bleed
▪ Decreased mortality and morbidity determined
 by brain tissue oxygen tension
▪ Short-term improvement (time to extubation,
 ICU admission and discharge, neuro outcomes
 as measured by Glasgow Coma Scale)
▪ Functional outcomes as measured by the
 expanded Glasgow Outcomes Scale-Extended
 at Day 30 (or discharge), Month 3 and Month 6

Oxycyte® TBI Clinical Trials
Purpose	▪ Assess in severe TBI patients the safety and tolerability of a single infusion of Oxycyte® when used in combination with 50-80% inspired O2 and standard of care practices.
Design	▪ Randomized , placebo-controlled, double-blind, single dose, dose escalation study
Location	▪ Switzerland and Israel (we expect more locations to be added)
Enrollment	▪ 98 Patients (12 in Cohort 1), (18 in Cohort 2), (68 in Cohort 3)
Dosing	▪ 1 - 3 mL/kg
NASDAQ:OXBT

Oxygen Biotherapeutics
Employing O_2. Preserving Life.

STOP- TBI Status & Timeline
Notable Events include:
▪ Engaged CRO (Dec 2012)
▪ Obtained Approval from Israel Ministry of Health (Jan 2013), Swiss Medic anticipated Feb 2013
▪ Initiated first site for 2nd Cohort in Israel in May 2013 (site also participated in 1st Cohort)
Timeline of future events and milestones:
Fiscal 2013		Fiscal 2014				Fiscal 2015				Fiscal 2016
Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Jan 2013	Apr 2013	Jul 2013	Oct 2013	Jan 2014	Apr 2014	Jul 2013	Oct 2014	Jan 2015	Apr 2015	Jul 2015	Oct 2015	Jan 2016
Engage CRO
Obtain Regulatory Approvals
Initiate Sites (8)
Cohort 2 Enrollment (18 Patients)
Initiate Sites (add'l 10)
DSMB
Cohort 3 Enrollment (65 Patients)
Data Collection
DB Lock
NOTE: OXBT fiscal year end is April 30th

Oxygen Biotherapeutics®
Employing O_2. Preserving Life.

Perfluorocarbons and the FDA
 ▪ New and largely unresolved safety-related problems have arisen during the clinical development of hemoglobin-based (HBOC) and PFC emulsions.
 ▪ The observed toxicities may or may not be clinically significant; however, the mechanisms have not been fully elucidated.
 ▪ PFCs have two class effects (potential interference with platelet function and immunocompetence) that the
 FDA has requested to explore in more detail in order to move forward with the development of Oxycyte® in the U.S.
 ▪ The following is a list of toxicities thought to be associated with the use of PFC-based therapeutics:

FDA and PFC Development
Toxicity/Lab Finding	Etiology/Physiology	Safety Risk
Thrombocytopenia	Basis for this side effect is not fully understood.	PFCs may lead to changes in the surface characteristics of platelets and subsequent uptake of the altered platelets by the liver and spleen.
Platelets may appear "functional" in aggregation but may have a short half-life in circulation
Complement Activation and Cytokine Release	Hypothetical	No data to suggest that complement activation occurs following administration of PFCs.
Reticuloendothelial Blockade	Hypothetical	Administration of PFCs may affect the systems ability to clear circulating bacteria.
"Flu-Like" Symptoms	Unknown	Administration of PFCs has been associated with the development of flu-like symptoms and transient elevations in proinflammatory cytokines.
NASDAQ:OXBT

Oxygen Biotherapeutics
Employing O_2. Preserving Life.

Addressing the Clinical Hold
OXBT initiated a 2-year preclinical research program fully-funded by a $2.07 million cost- reimbursement grant from the US Army to address the FDA’s concerns and examine the following:
Oxycyte® and U.S. Army Studies
Study	Detail
Platelet Transfusion	▪ Effects of platelet transfusion in treating thrombocytopenia in an intracranial hemorrhage model
Platelet Distribution	▪ Platelet distribution in non-human primates with acute systemic inflammation
In Vitro Platelet Function	▪ Activation and aggregation studies comparing normal blood vs. traumatic brain injury blood
Immunocompetence	▪ Effects of Oxycyte® on bacterial opsonization and resistance to various types of infections
The preclinical program began in July 2011 and is on-schedule to be completed in summer 2013. Results will be presented to the FDA and disclosed publicly.
NASDAQ:OXBT

Oxygen Biotherapeutics
Employing O_2. Preserving Life.

Preclinical Safety Studies Status & Timeline
 Objectives of preclinical program is to address the FDA’s concerns to that extent that the FDA hold will be lifted and allow OBI to resume clinical trials in the U.S. with Oxycyte®.
▪ OXBT initiated this two-year program in June 2011 and expects all studies to be completed by summer 2013. Final reports are anticipated in Summer 2013
▪ Timeline of events and milestones under the U.S. Army agreement are below:
NOTE: OXBT fiscal year ends
April 30th
Fiscal 2012
Fiscal 2013
Fiscal
2014
FQ1
FQ2
FQ3
FQ4
FQ1
June 2012
FQ2
FQ3
FQ4
FQ1
July 2013
Bioanalytical Assay Development / Validation
*Platelet Transfusion Study in rats
*In Vitro Platelet Function
*PK Studies in rodents
*Immunocompetence Studies in mice
*Platelet Distribution Study in primates
*Bars are start of in-life to delivery of final report

Oxygen Biotherapeutics
Employing O_2. Preserving Life.

DEPARTMENT OF THE ARMY
UNITED STATES OF AMERICA
1775

DEPARTMENT OF THE NAVY
UNITED STATES OF AMERICA

 The Company has various research-related structures in place with the U.S. Army and Navy for further understanding and development of Oxycyte® and its therapeutic potential, with a particular emphasis on defense-related injuries:
▪ The U.S. Army has supported a variety of research studies with many institutions investigating the therapeutic potential of PFCs
▪ OXBT has four Cooperative Research and Development Agreements (CRADAs) in place with the U.S. Navy in the areas of Decompression Sickness, hemorrhagic shock, TBI and wound healing
Military Research Related to Oxycyte®
NASDAQ:OXBT

Oxygen Biotherapeutics®
Employing O_2. Preserving Life.

 OXBT has entered into four Cooperative Research and Development Agreements with the U.S. Navy to examine potential therapeutic applications for Oxycyte®. Per the CRADAs, OXBT supplies the Navy with
Oxycyte® who conducts the studies. Studies are completed, underway or being planned for:
CRADAs: U.S. Navy
Oxycyte® and U.S. Navy Studies
Indication	Studies
Decompression Sickness (DCS) & spinal cord injury related to DCS
Conducting six studies in three models: rat, porcine, sheep
▪ Treatment of DCS with Oxycyte® (completed)
▪ Safety of PFC before standard hyperbaric oxygen recompression therapy (completed)
▪ Oxycyte® Treatment of Spinal Cord Injury (completed)
▪ Oxycyte® for preservation of systemic oxygenation in hemorrhagic shock (completed)
▪ Platelet changes in DCS subject treated with Oxycyte® (underway)
▪ Cardiovascular changes in DCS subject treated with Oxycyte®
 (underway)

Traumatic Brain Injury (Planning phase)	▪ Safety/efficacy testing of oxygen therapeutics as blood component substitutes for pre-hospital resuscitation from TBI ▪ TBI (percussion injury) with 7 day neurocognitive scoring
Hemorrhagic Shock
▪ Intravenous Perfluorocarbons for preservation of systemic
 oxygenation in hemorrhagic shock (completed)
▪ Preventing Acute Respiratory Distress Syndrome and Preservation of
 Systemic Oxygenation with and without Hemorrhagic Shock
 (underway)

Wound (Planning phase)	▪ Intravenous delivery of Oxycyte® to treat wounds
NASDAQ:OXBT

Oxygen Biotherapeutics
Employing O_2. Preserving Life.

AURUM

12
9
6
3
0

Oxycyte® and Improved MRI Scans

Oxycyte® for MRI Diagnostics & Stroke
The Company has a Joint Research Agreement with Aurum Biosciences Ltd. to develop Oxycyte®-based diagnostic tools (“GOLD”) and therapeutics for acute ischemic stroke
▪Currently conducting a series of preclinical studies to explore whether
Oxycyte® administered while the subject is receiving oxygen therapy allows for optimization of MRI scans and improved patient outcomes
Research presented at the 2012 Gordon Conference on Brain Metabolism Energy & Blood Flow shows that
Oxycyte® improves imaging of the penumbra following acute ischemic stroke
 Figure demonstrates the ability of Oxycyte® to produce strong
 MRI signal change relative to baseline image.
 Identifying and rescuing compromised but salvageable tissue would lead to significantly improved patient prognosis and
 reduced healthcare costs.
 ▪ GOLD will accurately and safely image penumbra while
 simultaneously providing a therapeutic effect by delivering oxygen through Oxycyte®
 ▪ Oxygen is essential to salvage and maintain brain tissue
 function and Oxycyte® is more efficient than blood in
 delivering oxygen to stroke-affected tissue.
NASDAQ:OXBT

Oxygen Biotherapeutics®
Employing O₂. Preserving Life.

Oxygen Concentrate
DERMACYTE
Oxygenating Eye Complex
15mL (0.5 fl oz)

Technology Out-licensed for Cosmetics
Dermacyte® line of topical cosmetic products contains the Company’s patented PFC technology
 ▪ Passed required safety and toxicity tests in the U.S.; Filed a Cosmetic Product Ingredient Statement (CPIS)
 with the FDA
 ▪ Market for oxygen-carrying cosmetics includes anti-aging, anti-wrinkle, skin abrasions and minor skin defects
 ▪ Recently out-licensed the exclusive worldwide rights of Dermacyte® to Valor Cosmetics of Switzerland
 ▪ Now generating licensing revenues while reducing operating expenses associated with the non-core skin care business

NASDAQ:OXBT
Oxygen Benefits
Oxygen purifies, replenishes, moisturizes, heals
and brings back youth to your skin. Oxygen is
vital for radiant, young-looking skin.

Intellectual Property
OXBT relies on a combination of use, method, therapeutic, delivery and composition patents, patent applications, trade secrets, and proprietary know-how
 ▪ We own or in-license 8 U.S. and foreign patents
 ▪ Exclusive in-licenses to three fundamental gas transport patent applications that represent the core technology used in our products and product candidates with an average remaining life of approximately 17 years. We have numerous US and foreign country patent applications pending, including:
 o 2 U.S. patents (5,824,703; 5,840,767; 6,167,887), 3 Australian patents (690,277; 722,417; 759,557), & 2
 Canadian patents (2,239,170; 2,311,122) pertaining to the use & application of PFCs as gas transport agents in blood substitutes & liquid ventilation with an avg. remaining life of approx. 5 years;
 o Numerous patent applications for treatment of several medical and dermatological conditions such as TBI, acne, burns and wounds with an average remaining life of approximately 18 years.
Our patent and patent applications include claims covering:
 ▪ Methods to treat certain diseases and conditions and for biological gas exchange;
 ▪ therapies for burn and wound victims;
 ▪ Delivery of oxygenated PFC;
 ▪ Various formulations containing PFC; and
 ▪ Methods and compositions for controlled and sustained production and delivery of peroxide and/or oxygen for biological and industrial applications.
NASDAQ:OXBT

Oxygen Biotherapeutics
Employing O2. Preserving Life.

Ownership Table		
Holder Name	**Common Shares**	**% of Outstanding**
Officers & Directors		
Michael Jebsen – CEO/CFO	1,311	0.06%
Gregory Pepin, Director	14,834	0.71%
All Other Directors	4,626	0.22%
Total Officer and Directors	**20,771**	**0.99%**
Holders greater than 5%		
Vatea Fund	189,026	9.01%
Total greater than 5%	**189,026**	**9.01%**
Public Float	**1,887,038**	**89.99%**
Total	**2,096,835**	**100.00%**

Capitalization Table	
Description	**Number**
Common Shares Outstanding	2,096,835
Stock Options *(Weighted Avg. Strike Price $64.00 / Weighted Avg. Time Remaining 6 years)*	11,336
Warrants	
Weighted Avg. Strike Price $45.00 / Weighted Avg. Time Remaining 3.1 years	109,426
Weighted Avg. Strike Price $3.42 / Weighted Avg. Time Remaining 3.7 years	648,319
Series A Convertible Preferred Stock *(No shares outstanding)*	-
Series B Convertible Preferred Stock *(500 shares outstanding / Conversion Price $3.374)*	148,192
2011 Convertible Notes *(Conversion Price $45.10 / Weighted Avg. Time Remaining 12 months)*	108,648
Total Fully Diluted Shares	**3,122,756**

Capitalization Table

Oxygen Biotherapeutics
Employing O2. Preserving Life.

Equity Facts (as of Jan 31, 2013 unless otherwise noted)
Trading Symbol	NASDAQ:OXBT
Stock Price	$4.48
52 Week Range (5/24/13)	$3.60 - $45.00
Shares Outstanding	2.1 million
Average Daily Volume (5/24/13)	302,553*
Market Capitalization (5/24/13)	$8.58 million
Revenue (TTM)	$1.13 million
Total Debt (MRQ)	$2.69 million
Cash & Equivalents (MRQ)	$829,000
Fiscal Year Ends	April 30th
• Not split-adjusted. The Company implemented a 20-for-1 reverse split of its common stock on
 May 10, 2013.
• Data on this slide sourced from Yahoo Finance and OTCMarkets

 Michael Jebsen - President, CFO & Interim CEO
 ▪ Served as Senior Internal Auditor, Senior Financial Analyst and Chief Ethics Officer with RTI International, a non-profit
 R&D organization serving the health and pharmaceuticals industry with over 2,800 employees in more than 40 countries from January 2006 to February 2008
 ▪ Served in various auditing roles at Grant Thornton, LLP
 ▪ Master of Science in Accounting from East Carolina University; Certified Public Accountant licensed in North Carolina
 Col. Charles L. Pamplin III, M.D., Chief Medical Officer
 ▪ Worked on clinical development of numerous FDA approved drugs
 ▪ Served as Vice President of Clinical Development at King Pharmaceuticals
 ▪ Vice President of Quintiles of Americas Internal Medicine Business Unit
 ▪ Licensed and board certified physician and retired U.S. Army Colonel (Medical Corps), specializing in Internal Medicine,
 Clinical Pharmacology, Business Management, and Medical Informatics
 ▪ Contributed to the development of anti-malarial, anti-leishmanial, and chemical defense drugs and devices; developed prophylactic and therapeutic drug treatments and strategies
 ▪ Received several military awards and honors, including the Legion of Merit, the National Defense Service Medal, and the
 Army Achievement Medal among others.
 Timothy Bradshaw, Ph.D. - Executive Vice President, Clinical Development
 ▪ Served as Deputy Director of Project Management Office at Talacris Biotherapeutics
 ▪ Extensive experience managing and working in Clinical Operations for the contract research organizations, including PPD,
 PharmaLink FHI(Novella)
 ▪ Senior Project Manager at GlaxoSmith Kline collaborating with teams to develop and implement sourcing strategies and processes for Clinical Operations
 ▪ Ph.D. in Biochemistry from the University of South Carolina, B.S. in Chemistry, Erskine College
 Stephanie Anderson - Director of Preclinical Research & Development
 ▪ Served in various capacities in the nonclinical development, CRO management and drug evaluation areas at Inspire
 Pharmaceuticals before it was acquired by Merck
 ▪ Research Toxicologist at RTI International from 1989 to 2004
 ▪ B.S. Zoology, North Carolina State University
Key Members of Management
NASDAQ:OXBT

Lt. General Dr. Ronald Blanck - Chairman
 ▪ Served as a medical officer and battalion surgeon in Vietnam, retiring as Lieutenant General and Surgeon General of the
 U.S. Army and Commander of the U.S. Army Medical Command
 ▪ Served as Commander of Walter Reed Medical Center and the North Atlantic Region Medical Command
 ▪ Current Chairman of Martin, Blanck & Associates, a federal health services consulting firm based in Virginia
 ▪ Former President of the University of North Texas Health Science Center at Fort Worth
Anthony DiTonno - Director
 ▪ Former President and CEO of Neurogesx Inc., (OTCBB:NGSX) a biopharmaceutical company based in San Francisco where he successfully led the company through FDA approval of its Quetenza® pain patch.
 ▪ Served as Vice President of Marketing and Sales at Enteric Medical Technologies Inc., which was acquired by Boston
 Scientific Corporation (NYSE:BSX) for $50 million.
 ▪ Served as Vice President and General Manager of Oclassen Pharmaceuticals Inc., which was sold to Watson
 Pharmaceuticals, Inc. (NYSE:WPI) for $111.6 million.
 ▪ B.S. from St Joseph’s University and Drexel University
Chris Rallis - Director
 ▪ Executive at Pappas Ventures, a life science venture capital firm based in Durham, NC
 ▪ Former President and COO of Triangle Pharmaceuticals, Inc., which was acquired by Gilead Sciences (NASDAQ:GILD) in
 January 2003 for approximately $465 million.
 ▪ Participated in 11 equity financings generating gross proceeds of approximately $500 million at Triangle Pharmaceuticals and was primarily responsible for all business development activities which included a worldwide alliance with Abbott
 Laboratories (NYSE:ABT) and the in-licensing of 10 compounds
 ▪ A.B. in Economics from Harvard College and a J.D. from Duke University
Board of Directors
NASDAQ:OXBT

Gregory Pepin - Director
 ▪ Co-founder and Managing Director of Vatea Fund, a principal stockholder of OXBT (12.4% total ownership) and co-
 founder of EOS Investment, Ltd, an investment company serving as investment manager to Vatea Fund
 ▪ Served as a financial consultant with Winter and Associes in Paris France, an operating subsidiary of Alma Consulting
 Group SAS, a French operational consulting services company with over 1,500 employees in 10 countries
 ▪ Master of Science in Economy Finance and Actuaries from HEC Lausanne in Switzerland
William Chatfield - Director
 ▪ Served as Director of the U.S. Selective Service System, having been nominated by President George W. Bush and confirmed by the U.S. Senate
 ▪ Has more than 30 years of experience working with executive and legislative branches of the Federal government, including the Department of Defense, Department of the Interior, and the Civil Aeronautics Board
 ▪ Served as an Intelligence Officer with the U.S. Marine Corps
Board of Directors
NASDAQ:OXBT

Upcoming Investment Catalysts
We are focused on the following objectives:
 ▪ This summer, present preclinical safety study findings to the FDA with the goal to resume human clinical trials in the U.S. with Oxycyte®
 ▪ Complete 2nd and 3rd Cohorts of current Phase IIb TBI clinical trial with lead product candidate
 Oxycyte®
 ▪ Expand intellectual property portfolio by exploring new high-potential therapeutic applications through third-party research collaborations
 ▪ Actively pursue licensing or co-development agreements in non-core business areas
NASDAQ:OXBT

Oxygen Biotherapeutics®

Employing O_2. Preserving Life.

Oxygen Biotherapeutics, Inc. (NASDAQ:OXBT)
ONE Copley Parkway
Suite 490
Morrisville, NC 27560
For additional questions or comments, please contact:
Michael Jebsen - Interim CEO & CFO
m.jebsen@oxybiomed.com
(919)-855-2100
NASDAQ:OXBT